Exhibit 99.1

RECENT DEVELOPMENTS

Total S.A confirms resolution of U.S. investigation

In line with Total S.A’s announcement in July 2012 of a reserve, the company announced on May 29, 2013 that it has reached final agreements with the United States Department of Justice (DOJ) and United States Securities and Exchange Commission (SEC) resolving a Foreign Corrupt Practices Act investigation initiated in 2003 concerning petroleum contracts awarded in Iran in the 1990s. Following negotiations, Total S.A agreed to pay a total amount of $398.2 million to the U.S. government. The DOJ considered and acknowledged Total S.A’s cooperation and disclosure over the course of several years. The DOJ also noted the age of the allegations.

The settlement with the SEC requires Total S.A to pay $153 million and to agree to take steps to avoid any violation. The DOJ has agreed not to prosecute Total S.A in return for Total S.A’s agreement to pay $245.2 million and to maintain and reinforce its ongoing compliance program. Total S.A will also appoint an independent French compliance monitor to review Total S.A’s compliance program and to recommend possible improvements. These agreements end the U.S. investigation, which was initiated in 2003.

In this same matter, the prosecutor of the French investigation that started in 2006 recommended that charges be brought against Total S.A. and its Chief Executive Officer, who served as President, Middle East, at the time of the events. Total S.A. reaffirms its belief that no offense was committed under applicable French law.